UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 0-24068

A.                                   Full title of the plan and address of the plan, if different from that of the issuer names below:
Consolidated Graphics, Inc. Employee 401(K) Savings Plan.

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Consolidated Graphics, Inc., 5858 Westheimer, Suite 200, Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.  Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2001, has been omitted because all investment transactions in the Plan were participant directed.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator

Consolidated Graphics, Inc. Employee 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HAM, LANGSTON & BREZINA, L.L.P.

Houston, Texas

June 13, 2002

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

	2001		2000
Assets:
Cash-interest bearing	$—		$8,566,789
Investments, at fair value:
Consolidated Graphics, Inc. Common Stock	4,991,223	*	3,996,842	*
AIM Charter Fund	—		4,145,294	*
AIM International Equity Fund	—		2,304,061
Calvert Income Fund	3,289,666	*	1,652,585
Davis New York Venture Fund	5,197,935	*	4,335,667	*
Davis Growth Opportunity Fund	2,373,927		1,800,429
Franklin Balance Sheet Investment Fund	2,036,365		—
Franklin Small-Mid Cap Growth Fund	4,042,919	*	—
ING International Value Fund	2,530,141		—
MS Stable Value Fund	12,075,551	*	9,096,887	*
MS American Opportunities Fund	4,647,507	*	4,255,960	*
MS S&P 500 Index Fund	10,868,277	*	6,037,641	*
MS Strategist Fund	2,144,911		1,517,812
MS U.S. Government Securities Trust	2,503,072		1,452,362
MS Small Cap Growth Fund	—		3,988,097	*
Oppenheimer Global Fund	7,349,036	*	6,034,064	*
Van Kampen Emerging Growth Fund	7,478,976	*	6,855,733	*
Van Kampen American Value Fund	—		1,333,935
Van Kampen Growth Fund	41,756		—

Participant notes receivable, at cost	2,303,586		1,292,026

Total investments	73,874,848		60,099,395

Participants’ contributions receivable	291,123		775,819
Plan merger receivable	—		452,046

Total assets	74,165,971		69,894,049

Liabilities:
Excess contributions payable	246,533		225,988
Liability for purchased securities	—		5,229,399

Total liabilities	246,533		5,455,387

Net assets available for benefits	$73,919,438		$64,438,662

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral

part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Dividend and interest income	$964,616	$2,224,328
Realized and unrealized gains (losses)	(7,523,635)	(15,153,030)
Contributions:
Employees	8,534,807	9,008,327
Rollovers from other plans	1,811,012	754,177
Plan mergers	14,495,201	37,111,404

Total additions	18,282,001	33,945,206

Deductions from net assets attributed to:
Benefits and withdrawals	8,774,619	12,500,026
Trustee fees	26,606	12,475

Total deductions	8,801,225	12,512,501

Net increase in net assets available for benefits	9,480,776	21,432,705

Net assets available for benefits, beginning of year	64,438,662	43,005,957

Net assets available for benefits, end of year	$73,919,438	$64,438,662

The accompanying notes are an integral

part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.       Description of Plan

The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one month of service and are age nineteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company executed nine asset transfer agreements in 2001 and seven in 2000 to merge the 401(k) plans of acquired printing businesses into the Plan.  The following plans were merged into the Plan as of the following dates:

Plan Name	Date

2001

Maryland Composition Company, Inc. 401(k) Profit Sharing Plan	January 4, 2001
Graphic Communications, Inc. Retirement Plan	January 23, 2001
Automated Graphic Systems, Inc. 401(k) Plan	February 1, 2001
Tursack Printing, Inc. 401(k) Profit Sharing Plan	March 1, 2001
Georges & Shapiro Lithograph, Inc. 401(k) Profit Sharing Plan	April 13, 2001
Apple Graphics, Inc. Profit Sharing Plan	April 27, 2001
Mercury Printing Employees’ Profit Sharing Plan	May 1, 2001
Lincoln Litho Profit-Sharing & 401(k) Plan	May 15, 2001
Austin Printing Company, Inc. 401(k) Plan	November 1, 2001

2000

Automatic Graphics Systems, Inc. Employee Stock Ownership Plan	February 17, 2000
Wetzel Brothers, Inc. Profit Sharing and 401(k) Plan	March 17, 2000
Keys Printing Company Retirement Plan	August 22, 2000
StorterChilds Printing, Inc. 401(k) Savings Plan	December 15, 2000
H&N Printing & Graphics, Inc. 401(k) Profit Sharing Plan	December 21, 2000
Wentworth Corporation 401(k) Plan	December 27, 2000
Printing, Inc. 401(k) Plan	December 28, 2000

On June 1, 2000, the Plan trustee/custodian was changed from Security Trust and Financial Company to Morgan Stanley Dean Witter.

Effective October 1, 2001, the Plan trustee/custodian was changed from Morgan Stanley Dean Witter to State Street Bank and Trust, which now serves as the Plan trustee/custodian.  Certain plan administrative expenses were paid by the Company through September 30, 2001, and paid by the Plan thereafter.

Contributions

Each year, participants may contribute from 1% to 15% of their pretax annual compensation not to exceed the limitation set forth in Section 402(g) ($10,500 in 2001) by the Internal Revenue Service.  Participants may also rollover amounts representing distributions from other plans.  The Plan also provides for discretionary employer matching contributions, not exceeding 6% of annual compensation.  Additional amounts may also be contributed by the employer at the option of the Company’s board of directors.  During 2001 and 2000, the Company made no discretionary contributions to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as described in the Plan.  Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions, and any qualified employer matching contributions.  The vesting of certain discretionary employer contributions plus any earnings thereon, is based on years of continuous service accrued by the participant while in covered employment.  A participant vests at a rate of 20% per year until fully vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in 1% increments into one or more of the investment options offered by the Custodian, as follows:

Consolidated Graphics, Inc. Common Stock

Invests in the Company’s common stock.

Calvert Income Fund

Seeks to maximize income through long-term investment in bonds and other income producing securities.

Davis New York Venture Fund

Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

Davis Growth Opportunity Fund

Seeks to provide long-term growth of capital by investing primarily in common stock of U.S. companies with small and medium market capitalizations of less than $20 billion.

Franklin Balance Sheet Investment Fund

Seeks total return by investing primarily in equities it determines to be undervalued, including common and preferred stocks, bonds, and commercial paper.

Franklin Small-Mid Cap Growth Fund

Seeks long-term capital growth by investing primarily in equity securities of companies that have large market capitalization.

ING International Value Fund

Seeks long-term growth of capital by investing primarily in equity securities and equity equivalents of companies outside the United States.

MS Stable Value Fund

Seeks to preserve principal while earning current income by investing primarily in book value liquidity agreements from major financial institutions such as banks and insurance companies.

MS American Opportunities Fund

Seeks to provide long-term capital growth with an effort to reduce volatility by investing primarily in a diversified portfolio of common stocks.

MS S&P 500 Index Fund

Seeks to provide investment results which correspond to the total return of the Standard & Poor’s 500 Composite Stock Price Index.

MS Strategist Fund

Seeks to maximize the total return on its investments by investing in the major asset categories of equity securities, fixed-income securities and money market instruments.

MS U.S. Government Securities Trust

Seeks a high level of current income consistent with safety of principal by investing in U.S. Government securities.

Oppenheimer Global Fund

Seeks to provide capital appreciation by investing in common stocks of U.S. and foreign companies.

Van Kampen Emerging Growth Fund

Seeks to provide long-term capital appreciation by investing primarily in a portfolio of common stocks of emerging growth companies.

Van Kampen Growth Fund

Seeks capital growth by investing primarily in common stocks and other equity securities issued by growth companies.

Participants may change their investment options at any time.

Participant Notes Receivable

Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence.  The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest payments are made by means of payroll withholdings according to the terms of the promissory note.

Payment of Benefits

Upon termination of employment due to death or retirement, a participant (or his/her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in annual installments.  For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the full vested value of his or her account (or his/her designated beneficiary in the event of death).  Forfeitures are generally used to pay Plan expenses.

2.                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.  These principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options.  These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, commodity prices and general market conditions.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Concentration of Credit Risk

Financial instruments which potentially subject the Plan to a concentration of credit risk consist of investments in the Company’s common stock and shares of registered investment companies.  The Plan has not experienced any credit losses associated with these investments.

Investment Valuation

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Company’s common stock is valued at its quoted market price.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.                    Party-in-Interest Transactions

Certain Plan investments are in funds managed by the Plan trustee.  In addition, the Plan invests in the Company’s common stock, as well as participant notes receivable.  These transactions qualify as party-in-interest transactions.

4.                    Liability for Purchased Securities

As of December 31, 2000, the Company had a liability for purchased securities which relates to the purchase of securities with a trade date during the year ended December 31, 2000 but not funded until the settlement date in January 2001.

5.                    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

6.                    Tax Status

The Plan is based on a standardized prototype plan.  The prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated October 20, 1993.  The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC), and accordingly, that the trust maintained in connection with the Plan is tax-exempt.

7.                    Prohibited Transactions and Other

As previously disclosed, on three occasions during the 2000 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants.  In each case, such contributions were subsequently contributed to the trust for the Plan along with earnings calculated from such fifteenth business day to the date such contributions were deposited in the trust.

The 401(k) contributions of five participants exceeded the limitation under IRC Section 402(g) for the 2000 Plan year.  The excess deferrals (including earnings) of such participants were distributed by March 15, 2001.

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2000 Plan year.  To comply with such nondiscrimination test, the Company distributed the excess contributions, including any income attributable thereto, to highly compensated employees by March 15, 2001.

The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2001 Plan year.  To comply with such nondiscrimination test, the Company distributed the excess contributions, including any income attributable thereto, to highly compensated employees by March 15, 2002.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (k) SAVINGS PLAN

SCHEDULE H, ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2001

EIN:  76-0190827

PN:   010

Identity of Issuer		Description of Investment	Value***
**	Consolidated Graphics, Inc.	Consolidated Graphics, Inc. Common Stock	$4,991,223	*

	Calvert	Calvert Income Fund	3,289,666	*

	Davis	Davis New York Venture Fund	5,197,935	*

	Davis	Davis Growth Opportunity Fund	2,373,927

	Franklin	Franklin Balance Sheet Investment Fund	2,036,365

	Franklin	Franklin Small-Mid Cap Growth Fund	4,042,919	*

	ING	ING International Value Fund	2,530,141

**	Morgan Stanley	MS Stable Value Fund	12,075,551	*

**	Morgan Stanley	MS American Opportunities Fund	4,647,507	*

**	Morgan Stanley	MS S&P 500 Index Fund	10,868,277	*

**	Morgan Stanley	MS Strategist Fund	2,144,911

**	Morgan Stanley	MS U.S. Government Securities Trust	2,503,072

	Oppenheimer	Oppenheimer Global Fund	7,349,036	*

	Van Kampen	Van Kampen Emerging Growth Fund	7,478,976	*

	Van Kampen	Van Kampen Growth Fund	41,756

		Participant notes receivable bearing interest at rates ranging from 5% to 11.5% per year**	2,303,586

			$73,874,848

*                       Represents investments comprising at least 5% of net assets available for benefits.

**                Represents party-in-interest transactions

***         Cost information is not presented because all investments are participant directed.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc.
Employee 401(k) Savings Plan

By:	/s/ Michael B. Barton

Michael B. Barton
Member of the Consolidated Graphics, Inc.
Employee 401(k) Savings Plan
Retirement Committee

Date: July 1, 2002